                         EXHIBIT 11


                       COMPUTATION OF PER SHARE EARNINGS


                                       Three Months Ended
                                             March 31,
                                   ---------------------------
                                        1995            1994
                                        ----            ----

Net Income ($000)                   $105,007          $7,552


Weighted Average Common
  Shares Outstanding              70,036,504      69,903,091


Earnings Per Share                     $1.50           $0.11


Weighted Average Common
  Shares Outstanding
  Including Common Stock
  Equivalents - Primary Basis     70,577,131      70,308,455


Primary Earnings Per Share             $1.49           $0.11


Weighted Average Common
  Shares Outstanding
  Including Common Stock
  Equivalents - Fully
  Diluted Basis                   70,696,067      70,308,455


Fully Diluted Earnings Per Share       $1.49           $0.11